UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 12b-25


NOTIFICATION OF LATE FILING

Commission File No.: 000-21059
CUSIP No.: 004404109



(Check One):

[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [
]Form N-SAR

For Period Ended:  December 31, 1998

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:  Not Applicable

Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

	Not Applicable

PART I--REGISTRANT INFORMATION


Ace*Comm Corporation
Full Name of Registrant


Former Name if Applicable

704 Quince Orchard Road
Address of Principal Executive Office (Street and Number)

Gaithersburg, Maryland  20878
City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K or Form
N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

PART III:  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable file its quarterly report on Form 10-QS for the period ended December 31, 1998 within the prescribed time period as a result of the additional demands placed on the Registrant's management and accounting staff following the recent departure of the Registrant's independent auditors. These reasons could not be eliminated by the Registrant without unreasonable effort or expense.

PART IV: OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard
to this notification

	Ariel Vannier			(202)		962-4867
	   (Name)			  (Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13
or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes 	[  ] No

(3)	Is it anticipated that any significant change in results
of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	[X] Yes	[  ] No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See Annex A attached hereto.





ACE*COMM Corporation
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 16, 1999			By:/s/George T. Jimenez
						   George T. Jimenez
						   President and CEO


Annex A to

FORM 12b-25


NOTIFICATION OF LATE FILING


Response to Question 3 of Part IV:

In a press release dated January 26, 1999, the Registrant reported preliminary estimates of its financial results for the second quarter ended December 31, 1998. The Registrant expects to report revenues in the range of $7 million to $7.5 million for the second quarter, compared to $5.5 million for the second quarter of last year. The Registrant also expects to report an improved cash position, with cash on hand of approximately $3 million at December 31, 1998, compared to $2.75 million at September 30, 1998, reflecting improved payment terms on new contracts and the results of aggressive collection of aged accounts receivable. The Registrant also expects to report that bank debt decreased by approximately $0.8 million from September 30 to December 31, 1998, leaving essentially no bank debt at December 31. Additional estimates of changes in results for the current period as compared to the comparable period last year cannot presently be made for the reasons stated in Part III above.

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